Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lettuce Networks, Inc.
3404 Oak Springs Drive
Austin, TX 78705
www.lettuce.fm

Up to $107,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Lettuce Networks, Inc.
Address: 3404 Oak Springs Drive, Austin, TX 78705
State of Incorporation: DE
Date Incorporated: April 18, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $107,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Series Seed - 1 Preferred Stock when the company raises $3,000,000.00 in a qualified equity financing.
Maturity Date: January 31, 2021
Valuation Cap: $6,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $100.00

Terms of the underlying Security

Underlying Security Name: Series Seed - 1 Preferred Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Powers, Preferences, Special Rights and Restrictions of Preferred Stock. The Preferred Stock authorized by this Certificate ofIncorporation (the "Certificate") shall be divided into series as provided herein. 1,000,000 shares of Preferred Stock shall be designated

"Series Seed-1 Preferred Stock". The powers, preferences, special rights and restrictions granted to and imposed on the Series Seed-1 Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions. The holders of shares of Series Seed-1 Preferred Stock shall be entitled to receive dividends, on a pari passu basis, out of any assets legally available therefor, payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative. Such dividends shall be distributed among the holders of Series Seed-1 Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

2. Liquidation.

(a) Preference. In the event of any Liquidation Transaction, the holders of Series Seed-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to the original purchase price per share of the initial sale of Series Seed-1 Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like) (the "Series Seed-1 Preferred Stock Original Price") for each outstanding share of Series Seed-1 Preferred Stock, then held by them, plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series Seed-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series Seed-1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

Remaining Assets. Upon the completion of the distribution required by Article IV(B)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) Deemed Conversion. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) Certain Acquisitions.

(i) Deemed Liquidation. For purposes of this Article IV(B)2,

a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or

(III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity :financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article IV(B)2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of at least a majority of the Corporation's outstanding Preferred Stock, voting together as a single class on an as-converted basis.

(ii) Valuation of Consideration. In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the stockholders under the Delaware General Corporation Law of the definitive agreements governing such Liquidation Transaction and Article IV(B)6 below, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

Redemption. The Preferred Stock is not mandatorily redeemable.

Conversion. The holders of shares of Series Seed-I Preferred Stock shall be entitled to conversion rights as follows:

(a) Right to Convert. Subject to Article IV(B)4(c) below, each share of Series Seed-I Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing Series Seed-I Preferred Stock Original Price, in the case of the Series Seed-I Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial

"Conversion Price" per share shall be the original Series Seed-1 Preferred Stock

Price in the case of the Series Seed-I Preferred Stock. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(B)4(d) below.

Automatic Conversion. Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-I Preferred Stock Original Price per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $3,000,000, net of underwriting discounts and commissions or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the uncertificated securities, a notice of issuance, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) Issuance of Additional Stock Below Purchase Price. If the Corporation should issue, at any time after the date upon which any shares of Series Seed-1

Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Series Seed-1 Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article IV(B)4(d)(i), unless otherwise provided in this

Automatic Conversion. Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-I Preferred Stock Original Price per share (as

Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article IV(B)4(d)(i)(E) below.

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Perks

All investors will receive a Lettuce investor goodie bag including a t-shirt, cap, magnets, stickers, and an investor welcome kit signed by the Lettuce team.

The following perks will be for investors in the Greater Austin, Texas area. Investors outside of this area will receive these perks when Lettuce is available in their area.

$250+: One Orchard Basket + dozen eggs delivery

$500+: $50 off your next delivery

$1000+: Membership to the Lettuce Pioneers Club

$2,500+: A 40 sq. ft. Food Garden (raised bed) installation

$5000+: A Lettuce chef will cook dinner at your home for your family and friends (up to 10 people), including wine and dessert

$10,000+: All of the above perks

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Lettuce Networks, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Lettuce Networks is an urban farming and food delivery network. We enable food to be grown in urban areas sustainably, to consistently high standards; create easy to prepare products from what's grown - such as meal-kits; and delivery them to customers' doors in zero-waste packaging. We are changing the what, how, where and when of food, a city at at time, starting with Austin, Texas.

Competitors and Industry

On a general level, Lettuce competes with all the other ways people eat - grocery stores, restaurants, food delivery, meal-kit services, farmer's markets and so on. For the growing demographic of people who are keen to eat fresher, more nutritious, locally grown/produced food, we compete with niche grocery stores, farmer's markets and farm to table delivery services - all of which are costly, inconvenient or both.

Current Stage and Roadmap

Lettuce is currently growing and delivering its products to a fast growing group of happy customers in and around Austin, Texas. More specifically, we are adding several new farms to our network every month, delivering over 150,000 meals a year growing at 300% per year, saving thousands of lbs of food scraps and tens of thousands of pieces of packaging waste from going into the landfill. With our current momentum, we aim to triple our revenue in about 6 months within the Austin area. In 2019 we plan to roll out in other cities, the selection of which will be based in part on how many investors participate in this campaign from those cities.

The Team

Officers and Directors

Name: Yogesh Sharma

Yogesh Sharma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: April 16, 2016 - Present
  Responsibilities: Executive

- **Position:** Co-founder
  Dates of Service: April 16, 2016 - Present
  Responsibilities: Evangelism

- **Position:** Director
  Dates of Service: April 16, 2016 - Present
  Responsibilities: Serve on the board of directors of the company

Other business experience in the past three years:

- **Employer:** Pencil Networks
  Title: Co-Founder and CEO
  Dates of Service: October 01, 2012 - October 01, 2015
  Responsibilities: Yogesh served as Co-Founder and CEO of the Company.

Name: Jasen Trautwein

Jasen Trautwein's current primary role is with Veterinary Growth Partners. Jasen Trautwein currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 16, 2017 - Present
  Responsibilities: Director

Other business experience in the past three years:

- **Employer:** Veterinary Growth Partners
  Title: Founder
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Jasen is the founder and owner of the company.

Other business experience in the past three years:

- **Employer:** Pathway Patners
  Title: Founder
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Jasen is the founder and owner of Pathway Partners

Other business experience in the past three years:

- **Employer:** Lamar Casa
  Title: Founder
  Dates of Service: July 01, 2009 - Present
  Responsibilities: Jasen is the founder and owner of the Company.

Other business experience in the past three years:

- **Employer:** Austin Surf Club
  Title: Founder
  Dates of Service: May 01, 2009 - Present
  Responsibilities: Jasen is the founder and owner of the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products/services, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Convertible Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an another company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Technology risk

Lettuce's business operates on complex technology both built by the company's team, as well as by several hardware and software service providers that we use. Lettuce's business carries risk from a disruption in any of these systems, including bugs, loss of data, attacks and more.

Competitive risk

We may lose critical employees or contractors, or not be able to attract the people we need at the right cost to ensure we deliver products to customers.

Product risk

Our customers may not find our products appealing anymore and may cancel the service.

Workforce risk

We may lose critical employees or contractors, or not be able to attract the people we need at the right cost to ensure we deliver products to customers.

Nature-related risk

As all businesses that involve or rely on farming, Lettuce carries risks related to acts of nature, including floods, long cold spells and so on that could affect crops of our network farmers.

Regulatory risk

There are risks that city, state and federal governments may not allow semi-commercial urban farming in non-commercially zoned land.

Business expansion risk

The company's expansion plan carry the risk of uncertainty in new territories beyond its home base.

Financial risk

Lettuce has ongoing financial risk. It is not yet profitable, and may take an unpredictable time to get there, and may require continued investment and/or debt capital to stay in operation.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our security holders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our

Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our security holders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Yogesh Sharma	3,600,000	Common stock	72.0

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Options and Warrants, Convertible Promissory Notes - Series CF, SAFEs, SAFEs, SAFEs, SAFEs, SAFEs, SAFEs, and SAFEs.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,500,000 outstanding.

Voting Rights

Each holder of Common Stock shall be entitled to the right to one vote per share of Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

1.Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. 2. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above. 3.Redemption. The Common Stock is not mandatorily redeemable. 4. Voting Rights and Powers. Each holder of Common Stock shall be entitled to the right to one vote per share of Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Series Seed-1 Preferred Stock

The amount of securities outstanding is 0.

Material Rights

Amount Authorized: 1,000,000

Powers, Preferences, Special Rights and Restrictions of Preferred Stock. The Preferred Stock authorized by this Certificate ofIncorporation (the "Certificate") shall be divided into series as provided herein. 1,000,000 shares of Preferred Stock shall be designated

"Series Seed-1 Preferred Stock". The powers, preferences, special rights and restrictions granted to and imposed on the Series Seed-1 Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions. The holders of shares of Series Seed-1 Preferred Stock shall be entitled to receive dividends, on a pari passu basis, out of any assets legally available therefor, payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative. Such dividends shall be distributed among the holders of Series Seed-1 Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

2. Liquidation.

(a) Preference. In the event of any Liquidation Transaction, the holders of Series Seed-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to the original purchase price per share of the initial sale of Series Seed-1 Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like) (the "Series Seed-1 Preferred Stock Original Price") for each outstanding share of Series Seed-1 Preferred Stock, then held by them, plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series Seed-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series Seed-1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

Remaining Assets. Upon the completion of the distribution required by Article IV(B)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) Deemed Conversion. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) Certain Acquisitions.

(i) Deemed Liquidation. For purposes of this Article IV(B)2,

a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or

(III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity :financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article IV(B)2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of at least a majority of the Corporation's outstanding Preferred Stock, voting together as a single class on an as-converted basis.

(ii) Valuation of Consideration. In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the stockholders under the Delaware General Corporation Law of the definitive agreements governing such Liquidation Transaction and Article IV(B)6 below, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

Redemption. The Preferred Stock is not mandatorily redeemable.

Conversion. The holders of shares of Series Seed-I Preferred Stock shall be entitled to conversion rights as follows:

(a) Right to Convert. Subject to Article IV(B)4(c) below, each share of Series Seed-I Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing Series Seed-I Preferred Stock Original Price, in the case of the Series Seed-I Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial

"Conversion Price" per share shall be the original Series Seed-1 Preferred Stock Price in the case of the Series Seed-I Preferred Stock. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(B)4(d) below.

Automatic Conversion. Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-I Preferred Stock Original Price per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $3,000,000, net of underwriting discounts and commissions or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the uncertificated securities, a notice of issuance, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) Issuance of Additional Stock Below Purchase Price. If the Corporation should issue, at any time after the date upon which any shares of Series Seed-1 Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Series Seed-1 Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article IV(B)4(d)(i), unless otherwise provided in this

Automatic Conversion. Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-I Preferred Stock Original Price per share (as

Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article IV(B)4(d)(i)(E) below.

Voting Rights:

The Series Seed Preferred shall vote together with the Common Stock. Each share of Series Seed Preferred and Common Stock shall have one vote per share.

Options and Warrants

The amount of securities outstanding is 500,000.

Material Rights

Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant of an Option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated thereunder. Restricted Stock may also be granted under the Plan.

Convertible Promissory Notes - Series CF

The security will convert into Series seed 1 preferred stock and the terms of the Convertible Promissory Notes - Series CF are outlined below:

Amount outstanding: $0.00
Maturity Date: December 31, 2020
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: 3000000

Material Rights

Note converts to Series Seed 1 Preferred Stock when the company raises $3,000,000 in a qualified equity financing

Maturity Date: 12/31/2020

Valuation Cap: $6,000,000

Discount Rate: 20%

Annual Interest Rate: 5%

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Preferred Stock resulting in gross proceeds to the Company of at least

$3,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Series Seed 1 Preferred Stock at conversion price equal to the lesser of (i) 20% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding Preferred Stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series Seed 1 Preferred Stock at a price per security equal to the quotient of $6,000,000 divided by the aggregate number of outstanding common [SHARE/UNITS] of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $561,250.00
Maturity Date: September 15, 2019
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $100,000.00
Maturity Date: April 27, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also

shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $50,000.00
Maturity Date: June 20, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity

Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $50,000.00
Maturity Date: December 20, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00

Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

 Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $45,000.00
Maturity Date: August 20, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $50,000.00
Maturity Date: October 04, 2020
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $150,000.00
Maturity Date: November 08, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved

and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

What it means to be a minority holder

As a holder of Convertible Promissory Notes, you will not be entitled to voting rights. Even upon conversion, you will be a minority holder. As a minority holder of Series Seed-1 Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $561,250.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: September 15, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: April 27, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00

Use of proceeds: Product development, technology development, marketing, facilities, working capital.
Date: June 20, 2018
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: July 17, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $45,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: August 20, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: October 04, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $150,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: November 08, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $11,250.00
  Number of Securities Sold: 4,500,000
  Use of proceeds: Initial founder stock issuance.
  Date: September 15, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

2017: Result of operations: In 2017, we experienced steadily growing revenue from meal kit deliveries, as well as garden installations ($73,335). On the meal kit deliveries side of the business, we solidified the product, packaging, market positioning, team, sourcing of ingredients, logistics, infrastructure, and more. Our gross margins took the year to develop - as economies of scale and buying power started to get established, while we maintained affordable pricing to establish a mainstream position in the market. Our revenue from meal kits for the year grew to $144,363, mostly on word of mouth - with little marketing spend. On the urban farming side of the business, we grew the total growing area to over 75,000 sq ft, experimenting with various different sizes of farms. We experimented with partnerships with schools and housing developments - using growing areas on those properties as well as turning members of those communities into customers. Revenue from urban farm installations and maintenance grew to $118,335. On the technology side, we built software for the front end and the backend of our unique type of e-commerce - hyper-local, community-based and sustainable - with delivery and pickup (of reusable materials and compostables) - and tracking for all of it. 2018: Result of operations: In 2018 we expect our revenue from deliveries to be around $485,000 (based on actual revenue between January and October) - a 300% increase over 2017. This growth was almost entirely word of mouth, with only about $15,000 in advertising media spend on an experimental basis to gauge interest points. Gross margins improved from about 5% at the beginning of the year to about 17.5% in October as operational and technological efficiencies kicked in. We are ending the year of 2018 by beta testing the Lettuce create marketplace. On the urban farming side, we changed our approach from predominantly farming ourselves, to focussing on bringing on, educating and supporting Urban Homesteaders - folks with land, time and interest to grow food for supplemental income and a satisfying side gig. Due to this shift, and the reconstitution and retooling of the urban farming team, our urban farming services revenue fell to about $55,000. On the technology side, we released a major new version of LocOS in July that brought together lots of previously disparate parts together into 1 cohesive platform. We are ending the year with beta tests underway for Lettuce create and a suite of social networking features.

Historical results and cash flows:

2019: Projected result of operations: With the full rollout of the social and hyper-local

Lettuce create marketplace early in the year, we expect to accelerate our growth rate and improve our metrics across all dimensions. We aim to 5x our total revenue - at which point we will become profitable. We will also aim to increase our gross margin to 25-30%, and our revenue per customer by 1.5x. The underlying strategy behind Lettuce create is to generate network effects - where every new participant in the community - consumers, creators, and growers - adds value to the existing members. We intend to use some of the money we raise to make investments into building communities - both online and in the physical world that will increase customer loyalty and build awareness. We believe this will be a lot more powerful way for us to increase our market presence than spending money on advertising - inefficient and never comes back. We are a sustainable company, and that applies to marketing as well.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Current cash on hand: $106,000 - as of 11/30/2018

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds we are expecting to raise through this campaign are going to be a part of an ongoing fundraising cycle we are on to fuel the company's growth, which includes our current investors and board members. The goals of this campaign are to bring awareness to the mission we are on; give an opportunity to our customers, vendors, partners, friends to easily participate in this mission through an investment; while raising money that will be used for fueling our growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
If we raise/exceed our target amount of funding through this campaign, we will circumvent the need to raise capital from other sources. Lettuce is powerful business model wrapped in a mission to make our communities healthier and more sustainable. We want people to be able to meaningfully, yet conveniently participate in this enterprise - which is the main reason we are doing this campaign. Any funds we raise through this campaign will go into our overall resource pool to move the ball forward.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
As described above, this campaign is only one part of how we expect to fund this company into the future. So, we are in a good position to cover our expenses through fund from this campaign, augmented by funds from other sources, and in a few quarters, profits.

How long will you be able to operate the company if you raise your maximum funding goal?
We started Lettuce with a long-term perspective. We knew then and we know now that it will take perseverance and capital to power forward towards our mission. We have a multi-pronged approach to capital availability, to cover our expenses as we grow the business and its mission.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
We have a multi-pronged approach to capital availability, to cover our expenses as we grow the business and its mission.

Indebtedness

- **Creditor:** United States Dept. of Agriculture
  Amount Owed: $15,000.00
  Interest Rate: 3.0%
  Maturity Date: December 12, 2025

Related Party Transactions

- **Name of Entity:** Katherine Sherwood
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Katherine Sherwood, wife of co-founder & CEO, Yogesh Sharma, has invested $86,250 into the company in the form of a Simple Agreement for Future Equity (SAFE).
  Material Terms: There is no maturity date on the SAFE Note.

Valuation

Valuation Cap: $6,000,000.00

Valuation Cap Details: Lettuce's Board considers this valuation to be reasonable because of the following reasons: The LocOS Technology platform: Lettuce is building (while operating) a world-class hyperlocal sustainable commerce and logistics platform that has impact across the entire urban food chain - regenerative farming, less transportation, reduction in food waste, near-zero waste packaging, compostables collection and more. This platform can be deployed in most urban areas - giving the Company tremendous leverage and scalability. Rapid business model innovation: Powered by LocOS, Lettuce can innovate quickly and independently - based on customer analytics, market trends and local factors. Market potential: The Company is disrupting one of the largest markets in the world: food. This gives it tremendous room for growth in revenue and valuation. Team: Last but not the least, the Company comprises of a unique set of professionally diverse individuals, driven by a singular vision of improving the where, what, when and how of food.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  40.0%
  Create marketing related content and promote it across social media.

- *Research & Development*
  40.0%
  Bring on new software developers to the team in India to work on the Lettuce LocOS platform.

- *Working Capital*
  14.0%
  Utilities and operational expenses.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  15.0%
  Create engaging content to promotion across social media.

- *Research & Development*
  40.0%
  Bring on more software developers in India to build Lettuce LocOS.

- *Operations*
  20.0%
  Purchase equipment to support expansion.

- *Inventory*
  19.0%
  Advance purchase of reusable materials used in our deliveries.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.lettuce.fm (The annual report will be made public on the Compnay's website https://lettuce.fm/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lettuce

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Lettuce Networks, Inc.

[See attached]

I, YOGESH SHARMA, the Chief Executive Officer of Lettuce Networks, Inc. , hereby certify that the financial statements of Lettuce Networks, Inc. and notes thereto for the periods ending December 2016 - December 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $36,046; taxable income of $243,586 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the date October 15, 2018.



                              (Signature)

CEO

                              (Title)

October 15, 2018

                              (Date)

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

Lettuce Networks, LLC
Index to Financial Statements
(unaudited)

Lettuce Networks LLC

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Sherwood-Sharma-Chase personal checking (deleted)	-1,043.00
SVB Main	5,773.41
Total Bank Accounts	**$4,730.41**
Other Current Assets	
Inventory Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$4,730.41**
TOTAL ASSETS	**$4,730.41**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex 9-01004	14,873.00
AmEx Blue (Pictureal) DONT USE	-618.99
Blue for Business-31007	4,869.35
Total Credit Cards	**$19,123.36**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	264.97
Federal Unemployment (940)	73.22
TX Unemployment Tax	397.62
Total Payroll Liabilities	**735.81**
Total Other Current Liabilities	**$735.81**
Total Current Liabilities	**$19,859.17**
Long-Term Liabilities	
Loan from Yogesh Sharma	5,858.01
Total Long-Term Liabilities	**$5,858.01**
Total Liabilities	**$25,717.18**
Equity	
Equity Investment	
Member Equity, Sheerwood	30,000.00
Total Equity Investment	**30,000.00**
Opening Balance Equity	0.00
Owner's Contribution	1,306.05
Retained Earnings	
Net Income	-52,292.82
Total Equity	**$ -20,986.77**

	TOTAL
TOTAL LIABILITIES AND EQUITY	**$4,730.41**

Lettuce Networks LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal	0.00
Paypal - Yogesh	1,496.30
Stripe	3,434.24
SVB Main	320,297.06
Total Bank Accounts	**$325,227.60**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Bags, Jars, and Containers - Delivery	3,322.26
Employee Cash Advances	2,321.65
Inventory Asset	0.00
Repayment	
Pay Advance Repayment	-1,300.00
Total Repayment	**-1,300.00**
Undeposited Funds	30.00
Total Other Current Assets	**$4,373.91**
Total Current Assets	**$329,601.51**
Fixed Assets	
Leasehold Improvements	1,800.00
Machinery & Equipment	2,165.00
Accumulated Depreciation	-2,907.21
Greenhouse	7,146.24
Skid Steer Loader	44,638.81
Total Machinery & Equipment	**51,042.84**
Total Fixed Assets	**$52,842.84**
Other Assets	
Rent Deposit	2,750.00
Total Other Assets	**$2,750.00**
TOTAL ASSETS	**$385,194.35**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	2,950.16
Total Accounts Payable	**$2,950.16**
Credit Cards	
Amex 3-01004	6,450.10
Amex 51006	366.29

	TOTAL
Amex 9-01004	25,266.39
AmEx Blue (Pictureal) DONT USE	-107.00
Blue for Business-31007	2,684.24
SimplyCash Plus Card-01004#2 DONT USE	67.32
Total Credit Cards	**$34,727.34**
Other Current Liabilities	
Direct Deposit Payable	0.00
FSA 1yr Operating	28,491.62
Payroll Liabilities	
Federal Taxes (941/944)	3,916.60
Federal Unemployment (940)	585.04
TX Unemployment Tax	1,977.63
Total Payroll Liabilities	**6,479.27**
Total Other Current Liabilities	**$34,970.89**
Total Current Liabilities	**$72,648.39**
Long-Term Liabilities	
Loan from Yogesh Sharma	20,001.01
Skid Steer Loader Loan	40,427.71
Total Long-Term Liabilities	**$60,428.72**
Total Liabilities	**$133,077.11**
Equity	
Equity Investment	547,250.00
Opening Balance Equity	10,000.00
Owner's Contribution	22,349.05
Retained Earnings	-52,292.82
Net Income	-275,188.99
Total Equity	**$252,117.24**
TOTAL LIABILITIES AND EQUITY	**$385,194.35**

Lettuce Networks LLC

PROFIT AND LOSS

January - December 2016

	TOTAL
Income	
Fee Income	8,286
Materials Deposit	1,223
Subscriptions	416
Total Income	**$9,925**
Cost of Goods Sold	
Farm Cost of Goods Sold	22,760
Subscriptions Cost of Goods Sold	6,069
Supplies & Materials - COGS (deleted)	2,234
Total Cost of Goods Sold	**$31,063**
GROSS PROFIT	**$ -21,138**
Expenses	
Delivery Materials (deleted)	41
Equipment Rental	136
General Administrative Expenses	1,865
Marketing and Advertising	1,111
Materials & Supplies	1,800
Office Expenses	1,256
Payroll Expenses	20,355
Promotional (deleted)	122
Research and Development	1,382
Software (deleted)	10
Stationery & Printing (deleted)	104
Travel	101
Uncategorized Expense	1,169
Website	1,237
Total Expenses	**$30,687**
NET OPERATING INCOME	**$ -51,825**
Other Income	
Other Income	102
Total Other Income	**$102**
Other Expenses	
Interest Expense	-102
Miscellaneous	672
Total Other Expenses	**$570**
NET OTHER INCOME	**$ -468**
NET INCOME	**$ -52,293**

Lettuce Networks LLC

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Fee Income	13,335
Subscriptions	144,363
Uncategorized Income	66
Urban Farm Income	1,529
Total Income	**$159,293**
Cost of Goods Sold	
Farm Cost of Goods Sold	9,538
Subscriptions Cost of Goods Sold	175,698
Total Cost of Goods Sold	**$185,235**
GROSS PROFIT	**$ -25,943**
Expenses	
Contract Labor	31,969
Delivery Materials (deleted)	1,204
Donation	270
Equipment Rental	257
Gasoline Expense	2,731
General Administrative Expenses	12,907
Marketing and Advertising	5,850
Materials & Supplies	10,421
Office Expenses	34,709
Payroll Expenses	149,771
Repair & Maintenance	2,077
Research and Development	3,710
Software (deleted)	239
Taxes & Licenses	370
Travel	2,375
Uncategorized Expense	31,820
Website	12,001
Total Expenses	**$302,681**
NET OPERATING INCOME	**$ -328,624**
Other Income	
Other Income	1,217
Other Portfolio Income	60,000
Total Other Income	**$61,217**
Other Expenses	
Depreciation Expense	2,907
Interest Expense	3,439
Miscellaneous	1,133
Penalties & Settlements	303
Reconciliation Discrepancies	-0
Total Other Expenses	**$7,782**
NET OTHER INCOME	**$53,435**

	TOTAL
NET INCOME	**$ -275,189**

Lettuce Networks: Statement of Stockholders Equity

	Preferred stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock					1,306	-	$ 1,305.50
Contributed capital	-		-	30,000	-	-	$ 30,000.00
Net income (loss)	-	-	-	-	-	(52,293)	$ (52,292.82)
12/31/2016	-	$ -	-	$ 30,000	$ 1,306	$ (52,293)	$ (20,987)
Contributed capital					1,043		1,043
Issuance of founders stock				2,250			
Purchase of SAFEs	-	547,250	-			-	547,250
Net income (loss)	-	-	-	-	-	(275,189)	(275,189)
12/31/2017	-	$547,250	-	$ 32,250	$ 2,349	$ (327,482)	$ 252,117

Lettuce Networks, LLC

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-52,292.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	0.00
Amex 9-01004	14,873.00
AmEx Blue (Pictureal) DONT USE	-618.99
Blue for Business-31007	4,869.35
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	264.97
Payroll Liabilities:Federal Unemployment (940)	73.22
Payroll Liabilities:TX Unemployment Tax	397.62
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**19,859.17**
Net cash provided by operating activities	**$ -32,433.65**
FINANCING ACTIVITIES	
Loan from Yogesh Sharma	5,858.01
Opening Balance Equity	10,000.00
Owner's Contribution	21,306.05
Net cash provided by financing activities	**$37,164.06**
NET CASH INCREASE FOR PERIOD	**$4,730.41**
CASH AT END OF PERIOD	**$4,730.41**

Lettuce Networks, LLC

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-275,188.99
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Bags, Jars, and Containers - Delivery	-3,322.26
Employee Cash Advances	-2,321.65
Repayment:Pay Advance Repayment	1,300.00
Machinery & Equipment:Accumulated Depreciation	2,907.21
Accounts Payable	2,950.16
Amex 3-01004	6,450.10
Amex 51006	366.29
Amex 9-01004	10,393.39
AmEx Blue (Pictureal) DONT USE	511.99
Blue for Business-31007	-2,185.11
SimplyCash Plus Card-01004#2 DONT USE	67.32
Direct Deposit Payable	0.00
FSA 1yr Operating	28,491.62
Payroll Liabilities:Federal Taxes (941/944)	3,651.63
Payroll Liabilities:Federal Unemployment (940)	511.82
Payroll Liabilities:TX Unemployment Tax	1,580.01
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**51,352.52**
Net cash provided by operating activities	**$ -223,836.47**
INVESTING ACTIVITIES	
Leasehold Improvements	-1,800.00
Machinery & Equipment	-2,165.00
Machinery & Equipment:Greenhouse	-7,146.24
Machinery & Equipment:Skid Steer Loader	-44,638.81
Rent Deposit	-2,750.00
Net cash provided by investing activities	**$ -58,500.05**
FINANCING ACTIVITIES	
Loan from Yogesh Sharma	14,143.00
Skid Steer Loader Loan	40,427.71
Equity Investment	547,250.00
Opening Balance Equity	0.00
Owner's Contribution	1,043.00
Net cash provided by financing activities	**$602,863.71**

	TOTAL
NET CASH INCREASE FOR PERIOD	**$320,527.19**
Cash at beginning of period	4,730.41
CASH AT END OF PERIOD	**$325,257.60**

NOTE 1 – NATURE OF OPERATIONS

Lettuce Networks, LLC. was formed on 04/16/2016 in the State of DE. The financial statements of Lettuce Networks, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, TX.

Lettuce Networks, Inc. is a mission-driven urban farming and food delivery service. We grow food on unused urban land, harvest and pre-portion it in convenient, attractive forms, including meal-kits and deliver them to consumers in zero-waste, sustainable packaging.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenue from 1. Sales of its products to consumers via subscription delivery plans they sign up for on our website. 2. Services rendered to land owners to set up and maintain urban farms on their properties.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has incurred debt which is listed below:

- $15,000 in a 7 year term loan at a 3% p.a. from the United States Department of Agriculture for greenhouses already set up.
- Revolving American Express credit card balance: Under $10,000 as of August 31, 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Lease on office property at 3404 Oak Springs Drive, Austin, TX 78721 till December 31, 2019.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock and Preferred Stock designated as Series Seed -1 Preferred Stock
We have authorized the issuance of 10,000,000 shares of Common Stock and 1,000,000 of Preferred Stock designated as Series Seed - 1 Preferred Stock. each at a par value of $.00001. As December 31, 2017 the Company has issued 4,500,000 shares of Common Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Katherine Sherwood, wife of co-founder & CEO, Yogesh Sharma, has invested $86,250 into the company in the form of a Simple Agreement for Future Equity (SAFE).

NOTE 7 – SUBSEQUENT EVENTS

The Company converted from Lettuce Networks, LLC to Lettuce Networks, Inc on 09/15/2017 and has operated as a C-Corp since the conversion was made. Lettuce Networks, LLC is now a previous entity of Lettuce Networks, Inc.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.


Lettuce
Locally grown, healthy, sustainable food for all
Lettuce
www.lettuce.fm

Lettuce Networks

Eat Local, Grow Food, Live Sustainably

Small OPO
Food & Beverage
US Investors Only

0
Investors

$0.00
Raised of $10K - $107K goal

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Leading the Local Food Revolution. Neighborhood by neighborhood.

Invest in Lettuce


Lettuce

Our Story

The mainstream food system in the US today is fundamentally flawed. Food is being grown and raised in ways that are ecologically damaging and nutritionally compromised, it is traveling vast distances to get to the plate, 30-40% of it is wasted, and it is often sold in inconvenient form factors with wasteful packaging. On the other hand, fresh, local, organic and sustainable food is expensive, inconvenient and often inaccessible.

Lettuce bridge this gap.

Lettuce is creating sustainable, hyper-local, technology-enabled food ecosystems in urban areas that turn unused urban land and resources into productive farms, package the output into healthy, delicious and convenient products, and deliver them to homes in zero-waste containers, all while increasing awareness and engagement around nutritious, local food. Our

them to homes in zero waste containers, all while increasing awareness and engagement around nutritious, local food. Our evolving social, local, commerce technology platform is connecting and empowering local food participants including growers, artisans, and consumers to do what they do well, with online tools, support, delivery, logistics, content, marketing and community engagement.

Our mission is to bring local, sustainable, nutritious food to the urban/suburban mainstream, by removing the major barriers of awareness, accessibility and affordability.

Sources: USDA, Mother Jones.

Who We Are



Mission Fueled

Professionally Driven

Community Oriented

Lettuce got its start in Austin, Texas in 2016. Our co-founder & CEO, Yogesh Sharma, an entrepreneur and avid amateur backyard farmer was on a run, gawking at the ample irrigated space in his new city – almost all of it growing grass. He had always been curious about why local food wasn't a bigger part of the modern food ecosystem. And right there, all around him was part of the solution – plenty of good dirt, sun and water to grow food that could feed cities.

Meanwhile, Hal Roberts, who grew up on an urban farm in San Antonio had already been setting up urban farms in Austin.

And Ved Prakash was writing software that streamlined hyper-local logistics, enabling digital visibility and commerce across people, products, locations, and millions of other potential nodes.

The three of them got together, collectively said, *'Enough is enough, let's do something about this!'* and started Lettuce.

The Lettuce core team is now 12 strong and growing - on a mission to bring local, nutritious food to the mainstream, through technology, new business models and community involvement. We are experienced entrepreneurs, world-class software engineers, gourmet chefs, urban farmers and operational experts. The Lettuce team is diverse, and committed to the singular vision and drive to improve *what*, *where*, *how*, and *when* food is grow, raised, delivered and prepared. We foster a culture of cooperation, innovation and fun that enables us to execute effectively.

Paradigm Shift

Healthier people, sustainable communities, and a better planet:
Lettuce is changing the way food is grown and distributed . . .

Professional Farms
>20,000 sq.ft.

GrowShare Urban Homesteads
1,000 - 20,000 sq.ft.

Consumers
Order & receive
Lettuce deliveries

Food Artisans
- Small scale, local creators of unique, fresh food products.

This is a simulation

Packaged and delivered using zero-waste processes and materials . . .

Elegant Delivery
Food is delivered in specially designed, insulated packaging, using materials that are built to last.

Fresh
Local, fresh ingredients, packed in containers built for long lasting freshness.

Convenient
Containers fit in the fridge easily, no transferring or shoving required.



Zero Waste
No cardboard boxes, plastic containers and ice packs to recycle. The packaging comes back to us then gets washed and reused.

Portioned Ingredients
Pick a recipe, bring out the container, wash, cut, and cook. Minimizes food waste.

Easy
Expertly crafted, delightful recipes, set to a range of dietary preferences.

Composting
Use containers as a compost bin for the rest of the days.









Educational
Learn about what you are
eating, including nutritional
facts and ingredient sources.

And cycled back, completing a sustainable, and infinitely scalable circular economy . . .

Put food scraps
into empty food
containers

Food scraps are picked
up at the next delivery
then composted

Compost
becomes fertilizer
for our farms.

Fresh, local and
organic produce is
harvested.

Produce is used
in our nutrient-
dense recipes.

Why Local?



Locally grown, raised and produced food is better in so many ways:



Sustainable Farming
Large scale monoculture agriculture is responsible for 30% of global climate change. More local, sustainable farming practices can have a significant beneficial impact on climate change if robust economic models evolve to support it.

Smaller Carbon Footprint
Average distance ingredients travel to get to your plate: 1,500 miles - resulting in a high carbon footprint. Lettuce brings this down to <100 miles.

Nutrient Dense
Food from large farms far away means it's often nutritionally compromised: Not as fresh, genetically modified to travel better, picked at sub-optimal times, and often sprayed with chemicals to maintain freshness.

Less Food Wasted
With a long, opaque food chain, wastage is inevitable. Lettuce's subscription-based paradigm, increasingly more transparent supply-chain, and just in time local sourcing results in more precise prediction of demand, and less wastage.



40% OF FOOD IN THE US GETS WASTED



Source

Packaging Waste
Lettuce's near zero-waste packaging results in a significant reduction in harmful waste all along the process.

Economic Opportunities
Local food means more local jobs, more successful small businesses and stronger communities.

Ecological Diversity
When food is grown locally, it leads to improved biodiversity in urban/suburban areas.

Health Awareness
Locally grown/raised and prepared food results in greater awareness among consumers of where, how and when food is grow, leading them to making healthier and more sustainable choices.

Lettuce is growing communities of people who:

Lettuce is growing communities of people who:



Eat Local

Eating fresh, nutritious, delicious and local food, conveniently, sustainably and affordably has never been possible since the development of industrial food chains. Lettuce is changing that neighborhood at a time.



Grow Food

Lettuce's GrowShare platform provides the services, content and support required for food to be grown on unused urban land, and a new generation of local food growers to evolve.



Live Sustainably

Leading a sustainable urban lifestyle, without compromising convenience or cost is not a dream anymore. With reusable packaging, built-in composting, efficient logistics and more, Lettuce is enabling a significant reduction in the carbon footprint of urban residents and the cities they live in.

Eat Local



Lettuce is dedicated to marrying local ingredients to world-class recipes, and delivering it all on the back of a solid technology and logistics platform. Our mission is to help people achieve their aspirations about how they eat: **Healthy, Local, Sustainable and Delicious**. This creates long-term customers into whose lives Lettuce is entrenched as a **habit**.

Meal kits, Done Right

Meal kits are a convenient and easy way for today's busy families to cook and eat together. But national meal kit services are e**xpensive, not local and deliver in wasteful packaging** - resulting in high customer churn among those services. Lettuce meal kits fix all these challenges - local ingredients, near zero-waste packaging and affordable pricing because of more efficient cost structures, resulting in **significantly less churn**.

Lettuce plans are uniquely flexible, giving customers the building blocks to cook and eat healthy. There are plans for 2 or 4 person households that serve dietary preferences ranging from **omnivores**, **vegetarians**, **vegans** to **gluten-free** and more.

Add-on Plans & Products

Aside from dinner plans, customers can add other subscription and one-off products such as fruit and eggs - all sourced locally.


Lettuce
Produce
Recipes
Spices
Sauces
www.lettuce.fm

Lettuce *cr**eat**e*

Local small and medium food artisans are a vibrant part of urban food ecosystems. But they often struggle with the multitude of things they need to do to survive and thrive. And consumers don't have a convenient and affordable way to get their products. The *Lettuce cr**eat**e* platform changes this: It gives local artisans everything they need to do what they do best - cr**eat**e amazing products - while Lettuce covers logistics, delivery, technology, customer support, inventory management, marketing, customer engagement, efficient ingredient sourcing, and more. Consumers, on the other hand, get convenient, transparent and affordable single-point access to those products.

*Lettuce cr**eat**e* is in beta through the end of 2018, fully rolling out in early-2019.


FOOD TRAVELS APPROXIMATELY
500
500
500
1500 MILES
TO GET TO YOUR PLATE

Momentum

We ended 2017 making over 400 deliveries a month, and have tripled that in 2018. That's over 200,000 meals served per year, and growing - just in Austin, Texas.

Grow Food


Grow Food
Not Just Grass

Led by co-founder Hal Roberts, Lettuce's evolving **GrowShare** program empowers people to grow food on unused urban land such as home front/back yards, school property, housing developments and commercial land, by providing material support, timely expert content, logistics, technology tools; and paying them for what they grow, harvest and supply.

GrowShare urban farms serve as hotspots for **community engagement and education**, bringing Lettuce's value proposition about local food to the residents of those neighborhoods in an organic, personal way. GrowShare is jumpstarting a self-reliant, circular, local food economy that delivers greater access to fresh food for all, while creating a meaningful **source of income** for many.

Momentum

Since our start in 2016, we have set up, maintained and harvested from dozens of urban farms at homes, schools and housing developments in and around our first market of Austin, Texas. We currently have growing waitlist of applicants ready to be activated, in and around the Austin region. After it achieves a level of efficiency, this model will be expanded to many other urban/suburban areas successfully.

Live Sustainably

Leading a sustainable urban lifestyle, without compromising convenience or cost is not a dream anymore. With reusable packaging, built-in composting, efficient logistics and more, Lettuce is enabling a **significant reduction in the carbon footprint** of urban residents and the cities they live in.



Composting: Built In

Built into the Lettuce service is a **seamless** composting feature. Customers put their food scraps into our delivery bins, which goes back into compost piles scientifically managed by us, which then end up in our urban farms. This completes a **virtuous cycle** that at scale can have a significant impact on a city's sustainability.

Lettuce receives an average of **12 pounds of compostables per month** per household - thus prevented from going into landfills.

Source: Lettuce LocOS data analytics

Zero-Waste Packaging

Disposable packaging materials are wreaking havoc: The are ecologically harmful to produce and transport, and once used, pile up in polluting land-fills or float around in our oceans. Recyclables are better, yet not without an environmental cost.

Reuse of packaging materials is the best approach. And Lettuce is creating a new paradigm for delivery of food and other consumables in near zero-waste, reusable containers. It is also evolving the technology and operational processes required for the tracking, sanitization and life-cycle management of these materials.

Lettuce customers pay a refundable **Reusable Materials**



Deposit at the time of sign up as a way to participate in this new cycle that when scaled across the urban mainstream will have a significant impact on the amount of waste produced in urban areas.

Pieces of plastic prevented from going into landfill: **~120 per household per month**.

Source: Lettuce LocOS data analytics



Fewer Last Miles

Compared to other local delivery paradigms, and individuals driving to grocery stores, Lettuce optimizes deliveries in ways that significantly reduces total miles driven - **reducing pollution, and traffic congestion**.

For operational and financial efficiency, Lettuce deliveries are made by **on-demand drivers**, who use their own vehicles to make the deliveries. In forthcoming years as its network density increases, Lettuce plans to deploy low-cost electric vehicles for deliveries, further reducing its operational carbon footprint.

Technology

Lettuce LocOS: A New Local Economy Technology Platform

Lettuce has its own growing technology development team based in Mysore, India under the company's co-founder and CTO Ved Prakash. It has developed, and continues to evolve **Lettuce LocOS**: A world-class hyperlocal sustainable commerce and logistics technology platform. LocOS aims to make an impact across the entire urban food chain: **regenerative farming, efficient transportation, reduction in food waste, tracking of near-zero waste packaging, streamlined commerce, transparent inventory management** and more. This platform can be deployed in most urban areas - giving the Company tremendous leverage and scalability. LocOS is also **extensible**, with the ability for it to be integrated with other technology platforms and services.

Lettuce LocOS is already deployed and powers most of Lettuce's front-end, order management, logistics, payments and more. It is being developed using agile technology development methodologies, with improvement and release being pushed almost daily. In the future, as Lettuce scales, we intend to use blockchain technologies for the Network to more effectively and securely manage the flow of food, people and money.

Lettuce LocOS is built on the following technology stack:
Database: MongoDB
Host: AWS for applications, Wordpress for marketing site
Cloud environment: Node.js; Language: PHP; Framework: CodeIgniter, Laravel
Frontend frameworks: AngularJS, HTML5, CSS 3
Payments platform: Stripe

Marketing automation & analytics: Mixpanel,

Layers of Lettuce LocOS


Experience
Web | Mobile Apps | Integrations
Content
Boards | Profiles | Posts | Indices | Dashboards | Media | Messaging
Logistics
Routes | Crop-planing | Sensors | Inventory | Order Tracking | QC
Commerce
Product Catalogs | Localization | Notifications | Payments | Support
Attributes
Plants | People | Ingredients | Locations | Recipes | Nutrition Facts
Roles
Growers | Artisans | Consumers | Service Providers
Foundation
Open Source | Scalable | Extensible | Secure
Lettuce

Our Offering

Convertible Promissory Notes

Note converts to Series Seed - 1 Preferred Stock when the company raises $3,000,000 in a qualified equity financing.

Maturity Date: 01/31/2020

$6,000,000 Valuation Cap

20% Discount Rate

5% Annual Interest Rate*

*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Perks

All investors will receive a Lettuce investor goodie bag including a t-shirt, cap, magnets, stickers, and an investor welcome kit signed by the Lettuce team.

The following perks will be for investors in the Greater Austin, Texas area. Investors outside of this area will receive these perks when Lettuce is available in their area.

$250+: One Orchard Basket + dozen eggs delivery

$500+: $50 off your next delivery

$1000+: Membership to the Lettuce Pioneers Club

$2,500+: A 40 sq. ft. Food Garden (raised bed) installation

$5000+: A Lettuce chef will cook dinner at your home for your family and friends (up to 10 people), including wine and

dessert
$10,000+: All of the above perks

All perks occur after the offering is completed

Raising $ for:
Technology development
Marketing
Operations

Expansion Beyond Austin

In the second half of 2019, after completing the next version of LocOS, Lettuce plans to start its expansion into urban areas beyond the pilot city of Austin. Here's the process we plan to follow:

1. Pick location(s) based on our analysis and interest, set launch date, roll out platform, hire initial staff.

2. Sign up suppliers, new urban growers, artisans, customers, assemblers and drivers.

3. Establish physical infrastructure.

4. Launch and grow to profitability and beyond.

The Market for Local Food

In 2017, net farm income across the entire sector is expected to decline for the fourth consecutive year, according to the USDA. Yet, at the same time, there's been a wave of demand for healthy, locally grown food. And that wave is building. Local food sales in the U.S. grew from **$5 billion to $12 billion** between 2008 and 2014, according to food industry research firm Packaged Facts. The same study predicted local food sales would jump to **$20 billion in 2019**, outpacing the growth of the country's total food and beverage sales.



Source



In the United States, obesity and diet-related chronic disease rates are escalating, while the public's health is further threatened by rising antibiotic resistance; chemicals and pathogens contaminating our food, air, soil and water; depletion of natural resources; and climate change. The US industrial food system provides plentiful, relatively inexpensive food, but much of it is unhealthy, and the system is not sustainable. Although most US food consumption occurs within this industrial system, healthier and more sustainable alternatives are increasingly available.

Source

Lettuce is well-positioned to be a leading player in the local food revolution.

Customer Acquisition & Retention

Our customer acquisition has been mostly **driven by word of mouth**. Our customers love us - our retention rates are **>80% after 3 months** of customers signing up - some of the highest among similar subscription-based businesses. Our customers get an average of **7.5 deliveries per quarter**, and spend on average **$51 per delivery** (Source: Lettuce LocOS data analytics). We provide world-class products that are created and delivered locally, accompanied by over-the-top **amazing customer service**.

As Lettuce rolls out its online network of local growers, artisans and consumers that is deeply integrated with its hyper-local e-commerce and logistics platform, **network effects** are emerging, enabling the next phase of its **sustainable growth**. In the 2 years of building our service and interacting with customers, growers and creators we have learnt that beyond delivery the highest possible quality of food, Lettuce gives it's customers a way to a sustainable lifestyle and be a part of an evolving sustainable ecosystem. To grow into the **mainstream** at a much faster pace, instead of an advertising driven strategy, we plan to use the essence of the impact we have on the participants in our network, by giving them physical and digital ways of voicing their experiences in eating local, growing food and living sustainably. We believe this will result in **strong and viable revenue growth** at a sustainably low customer acquisition cost.

Partnerships

Lettuce is evolving a partnership approach to make progress towards its mission. This enables us to tap into **strategically aligned resources,** while lending our capabilities to those entities. Here are a few areas in which we have piloted partnerships and we are ready to do more at:

Schools



Lettuce Learn

We believe that educating kids about sustainable living, healthy eating and growing food is a key to a better future.

Lettuce has pilot programs running in two Austin ISD schools, Lee Elementary and Gullett Elementary where we have put in and maintained demonstration farms at no cost to the schools. We have experimentally engaged with the school communities - staff, kids, parents and neighbors - via farm days, workshops, discount codes that provide donations back to the school and more. The result:

- Hundreds of students at these schools and their families now know more about food and its **impact on**



health,

- Dozens of families per school have become Lettuce customers - paying for itself in **saved customer acquisition costs**,
- And we have **donated** thousands of dollars back to the schools.

With the success of these pilots, we are ready to expand them to hundreds of schools in all the geographies we serve, as a part of Lettuce GrowShare.

With the success of these pilots, we are ready to expand them to **hundreds of schools** in all the geographies we serve, as a part of Lettuce GrowShare.

Housing Developments

There are thousands of existing and future master planned housing developments with often **thousands of homes each**, in urban and suburban areas across the country (Source). There's usually lots of land within those developments - in common areas and home front/backyards - perfect for growing food (the land is often erstwhile farmland). Lots of these developments also don't have grocery stores nearby - they are not large enough to attract the big chains, and smaller convenience stores don't carry fresh food residents can rely on. Result: Residents have to drive long distances to get their groceries done.


We believe fresh food is a basic
HUMAN RIGHT
EAT WELL
Be Sustainable
You are what you eat
Lettuce
www.lettuce.fm

Lettuce partners with such housing developers to create **co-branded networks** of farms and fresh food delivery services. We have been piloting this concept to great early success with a new housing development called Whisper Valley being built by a global development firm, Taurus, just east of Austin. We have successfully put up farms there, engaging the community on both growing food as well as being customers, achieving **25%+ adoption rate** among residents (Source: Lettuce LocOS data analytics).

In upcoming years, Lettuce plans to create several such partnerships that will give us **access into large markets** with entrenched marketing and land partners, enabling us to initiate our presence in new geographical areas.

Source

Accessibility & Affordability

Accessibility & Affordability


18% OF CENTRAL TEXANS
ARE FOOD INSECURE
FOR MORE INFO ON FOOD WASTE, VISIT
WWW.NRDC.ORG/SITES/DEFAULT/FILES/WASTED-FOOD-IP.PDF

Lettuce is serious about creating **economically sustainable solutions** to the food access problem in low-income urban neighborhoods / demographics that is a factor in so many multi-generational chronic health problems. Big Food companies are wreaking havoc in communities across the world - destroying traditional healthy eating habits, local farm economies and create health issues - while making significant profits.

Good, local food must fight and win by well-capitalized strategic initiatives that are **grass-roots yet scalable and profitable**. Lettuce is making this possible by:

- Creating **urban farms** in communities.
- **Educating residents** through those communities.
- Delivering high quality food at a **fair affordable price**.
- Establishing **donation-based popup markets** in those communities.
- Giving **special discounts** for teachers, firefighters, students and other public and non-profit organization employees.
- **Partnering** with community organizations, **powering the delivery** of fresh, nutritious food to homes.

Invest in Our Company Today!

Lettuce is **conscious capitalism at its best**. We want to reverse the malaise brought on by the big food industry - wreaking havoc on people's health by hooking them on unhealthy foods, disregarding the communities in which they peddle their wares and creating farming practices, supply chains, and packaging that is making significant contributions to climate change.

We are dedicated to **healthier individuals**, **stronger communities** and **a better planet**, while building a **financially strong, infinitely scalable** business that generates outsized profits and returns for its shareholders. At the heart of this mission is a powerful business model that marries the **sustainable ways** of societies in the not so distant past, with **modern day technologies** that enable convenience, transparency and cost efficiencies.

Investing in Lettuce, is investing in a better future for all of us. *Join in!*


Lettuce

Company Founded,

Website Launched

April 2016

10 Urban Farms Established

August 2016

Pilot Deliveries Started (3 months)

December 2016

Beta Launch in Austin

March 2017

Total Urban Farm Network Reaches 75,000 sq. ft.

May 2017

Partnership with Whisper Valley

July 2017

Won Austin Chamber of Commerce Award

August 2017

Launched GrowShare

July 2018

Launched LocOS: End to End Technology Platform

August 2018

75 Landowners Signed Up on GrowShare

September 2018

3x Revenue Over Prior 9 Months

October 20

In the Press









NATIONAL GEOGRAPHIC

AUSTIN MONTHLY

strategy+business

CBS

CONSCIOUS CONSTRUCTION

PYMNTS.com

SHOW MORE

Meet Our Team



Yogesh Sharma
Co-founder & CEO

A career entrepreneur, Yogesh has 20+ year of entrepreneurial experience building companies in Austin, Silicon Valley, New York and India. He has lead organizations with 100s of employees and millions in revenue in media, technology and marketing industries. Yogesh grew up in a foodie environment with his Mom growing and cooking food in an intensely urban environment in Delhi, India. He has 8 years of experience growing food in his own front and backyards in San Francisco and Austin. The last 3 years building Lettuce have been the most humbling, and intensely satisfying years of his career - working to create a new paradigm, with a team of mission-driven individuals.





Hal Roberts
Co-founder & General Manager, Lettuce GrowShare

Native Texan, self starter, and young entrepreneur, Hal Roberts believes in hard work and dedication towards evolving the way our society views and produces food. Hal never shirks at a challenge or a grand learning opportunity. Hal was raised in San Antonio, Texas as the 7th child in a family of 8 kids, where his early interest in urban farming and sustainability began to take root. Hal has been growing food for most of his life, but his true passion for urban farming began 5 years ago. He fervently works towards a community where farming is commonplace and widely practiced, inspiring a green thumb in anyone he meets.





Ved Prakash
Co-founder & General Manager, Lettuce LocOS

A consummate engineer and entrepreneur, Ved has over 20 years of software development experience in India and the US and manages Lettuce's technology development effort, based in Mysore, India. He has built several large scale software products, Web apps, mobile apps and more, while training and managing large teams of engineers and product managers. He is also a passionate cook intrigued by the science of how ingredients come together to create distinct flavors and nutritional benefits. Lettuce enabled him to bring his passions for food and computing together to help create a new technology-enabled paradigm in the food industry.





Lena Wright
General Manager

Lena began her career at Lettuce as a part-time Urban Farmer, and hasn't slowed down since. Her background in campaign organizing and project management come in handy daily as she works to organize Lettuce's systems and staff. Raised by a Master Gardener, she spent her college years in Wisconsin working on small-scale farms and community agriculture programs while studying organizational development.



Melissa Laurel
Chef

As a culinary student, Melissa spent more time fawning over the beauty of a fresh crop of produce than the average student. The way food connects people to the land, their bodies, and to their communities is what sparked her food career as a writer, chef, recipe developer, and advocate for changing the way America feeds school children. Melissa has 10+ years experience creating and managing multi-component wellness programs for low-



Joe Green
Associate Chef

Since 2003, Joe has been a career chef, working in a diverse field of restaurants and cuisine styles. As a graduate of The Culinary Institute of America, he spent 12 years working in New York City and The Hudson Valley in fine dining, upscale restaurants, and boutique hotels. He has led multiple successful kitchen teams that have been recognized by professional publications, The New York Times and Zagat, as well as regional culture and



Leslie Nelms
Sourcing Manager

With a degree in Journalism and minor in Psychology, Leslie started work in advertising, marketing and desktop publishing. After having her son, she became very aware of the importance of nutrition. She eventually became vegetarian and then vegan, spurring her love of cooking and passion for coming up with creative ways to recreate dishes modified to fit her diet. This led her to open a food trailer that she successfully owned and operated for four

Cooking delicious meals with local food is near and dear to her heart, and you can usually find her in the Lettuce test kitchen bugging the chefs for another bite.



income communities that included developing nutritious menus, composting systems, and school gardens. Her food activist work continues at Lettuce working with a team determined to bring folks back to the kitchen, the earth, and back to the pleasures of cooking and eating in community.

dining magazines. Returning to his Texas roots and family, Joe joined the Lettuce team in early Summer of 2018, to help bring better food sources and healthier eating to families and individuals.

years. She has been the sourcing manager for Lettuce for the past nine months and works with local farms and vendors around Austin to bring customers amazing produce and products fresh from our community.



Logan Hooks
Operations Manager

A former backyard chicken coop builder and urban farm installer, Logan has found his stride in operations - opening the first large scale production facility for Lettuce to encompass the ongoing growth of the company's operations to support more products and customer growth. Logan also utilizes his Agricultural Communications & Journalism degree from Texas A&M University to oversee the design and content of recipes included in the Lettuce meal kits each week.



Mujtaba Mazhar
Software Engineer

Based in Mysore, India, Mujtaba has several years of experience building web, ecommerce and POS applications on various platforms. He is also an experienced technology project manager. Mujtaba has a B.E. in Information Sciences from the National Institute of Engineering, India.



Abby
Production Manager

A one-time delivery driver, Lettuce quickly discovered that Abby's problem-solving skills and upbeat attitude were a perfect fit for our operations team. She spent several years working in Texas politics before deciding to join Lettuce full-time. Her previous experience working on campaigns and in legislative offices prepared her to work with Lettuce's own "constituents", our customers, to ensure every delivery makes it successfully to a doorstep each week.



Ashleigh
Production Manager

Ashleigh's food career began over ten years ago as a Manager in a Vegetarian Deli and Juice Bar. After getting her college degree she decided to try her hand in the corporate world but quickly realized that working with healthy organic food is what brings her the most joy. She has spent time working on farms around Texas, Connecticut, Massachusetts and as far away as Italy. As a Production Manager at Lettuce she is responsible for overseeing the production and assembly of meal kits each week.



Kylie
Farm Manager

As a community cultivator, soil builder and Permaculturist, Kylie is constantly on the move connecting with people and plants. Her experience in running her own business, owning a 13 acre farm, workshopping and teaching at a wide variety of events make her a valuable farm manager for Lettuce and their partners. In the field you can usually find her covered in dirt with a smile on her face.



Jasen Trautwein
Director

Jasen Trautwein is a successful veterinarian, and co-founder of the fast growing Pathway Vet Alliance. He holds a Doctor of Veterinary Medicine from Texas A&M. Outside of Pathway, Dr. Trautwein currently serves as a consulting veterinarian and board member of the Capital of Texas Zoo and Veterinary Growth Partners. His passion for the health of individuals, communities and the planet brought him to Lettuce where as a board member since Sept 2017, he has provided strategic



2017, he has provided strategic and financial guidance to the company.

Offering Summary

Company	Lettuce Networks, Inc.
Corporate Address	3404 Oak Springs Drive, Austin, TX 78705
Offering Minimum	$10,000.00
Offering Maximum	$107,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Series Seed - 1 Preferred Stock
Conversion Trigger	$3,000,000.00
Maturity Date	January 31, 2021
Valuation Cap	$6,000,000.00
Discount Rate	20.0%
Annual Interest Rate	5.0%

What is a Convertible Note?

A convertible note offers you the right to receive Series Seed - 1 Preferred Stock in Lettuce Networks, Inc.. The amount of Series Seed - 1 Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $6,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series Seed - 1 Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Perks

All investors will receive a Lettuce investor goodie bag including a t-shirt, cap, magnets, stickers, and an investor welcome kit signed by the Lettuce team.

The following perks will be for investors in the Greater Austin, Texas area. Investors outside of this area will receive these perks when Lettuce is available in their area.

$250+: One Orchard Basket + dozen eggs delivery

$500+: $50 off your next delivery

$1000+: Membership to the Lettuce Pioneers Club

$2,500+: A 40 sq. ft. Food Garden (raised bed) installation

$5000+: A Lettuce chef will cook dinner at your home for your family and friends (up to 10 people), including wine and dessert

$10,000+: All of the above perks

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Lettuce Networks, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video title: The road less travelled . . .

When you receive a delivery

from a national meal-kit service,

the ingredients travel vast distances . . .

How vast?

Let's take a look . . .

What if most of the ingredients

in your meal-kit were

grown or raised around you?

Local, fresh, nutritious, delicious.

And more affordable too.

Meet Lettuce

Local food

Ready to cook

Delivered to your door

In zero-waste packaging

www.lettuce.fm

Title: What Matters when Buying Food . . .

When shopping for food,

ask yourself . . .

Is it . . . ?

Nutritious

Sustainably Farmed

Low on packaging waste?

Organically Grown?

Fresh?

Convenient?

Local?

Affordable?

Low on food waste?

With Lettuce, the answer to all of these is a simple

Yes

Lettuce www.lettuce.fm

Title: Let's not trash the planet with every meal we eat

How can your apron be blue when you packaging is trashing our blue planet?

Title: Effortless Composting!

What if composting was literally built in to your cooking process - so it's not only easy, but even easier than putting scraps into trash.

But backyard composting is hard . . . lots of work, and it's hard to get a result

Composting food scraps keep them from going into the

land fill, and cycles nutrients back into the soils that grow food.

10 Pounds

Amount of compostables collected from each subscriber every month

(and put to good use instead of going into a landfill)

Put food scraps into empty produce containers

Picked up at the next delivery

Scientifically composted

Fertilizer for our farms

Nutrient dense food

Lettuce

www.lettuce.fm

Title: Meal Kit Packaging Waste Reveal

Many meal kits have a waste problem

They individually wrap every single ingredient...

Which creates a lot of waste.

You think that's bad?

Check out the waste from twelve meals for a family of four . . .

Ice packs. Many are wrapped in #4 plastic, not recyclable in most cities. The gel inside produced greenhouse gases while it sits in the landfill.

Insulated foil liners. These are made from #7 unrecyclable plastic.

Plastic baggies. Most are made of #4 plastic. Your city's recycling program may accept them . . . if you remove all of the stickers and wash and dry every bag.

We are doing things differently . . . locally grown, organic produce, in reusable packaging, delivered to your door.

Lettuce EAT WELL Sustainably.

www.lettuce.fm

Title: Impact Lettucers Make

Every week

Lettucers are making an impact

In their communities

And on our planet

With every bite they eat.

Pieces of plastic packaging

prevented from going into landfills: 28 per week

Food scraps

turned back into compost: 3 pounds/week

Distance ingredients travel: 25 miles, on average

National average: 1,500 miles

Way to go Lettucers!

Thanks for doing your part.

Eat Well

Grow Local

Live Sustainably

www.lettuce.fm

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "LETTUCE

NETWORKS, INC." FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF

SEPTEMBER, A.D. 2017, AT 5:54 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO

THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6019219 8100V
SR# 20176191364

Authentication: 203236419
Date: 09-15-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:54 PM 09/15/2017
FILED 05:54 PM 09/15/2017
SR 20176191364 - File Number 6019219

CERTIFICATE OF INCORPORATION

OF

LETTUCE NETWORKS, INC.

ARTICLE I

The name of this corporation is Lettuce Networks, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 3500 S. DuPont Hwy, in the city of Dover, county of Kent, Zip Code 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 11,000,000 shares, each with a par value of $0.00001 per share. 10,000,000 shares shall be Common Stock and 1,000,000 shares shall be Preferred Stock.

(B) **Powers, Preferences, Special Rights and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Certificate of Incorporation (the "Certificate") shall be divided into series as provided herein. 1,000,000 shares of Preferred Stock shall be designated "Series Seed-1 Preferred Stock". The powers, preferences, special rights and restrictions granted to and imposed on the Series Seed-1 Preferred Stock are as set forth below in this Article IV(B).

1. **Dividend Provisions.** The holders of shares of Series Seed-1 Preferred Stock shall be entitled to receive dividends, on a pari passu basis, out of any assets legally available therefor, payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative. Such dividends shall be distributed among the holders of Series Seed-1 Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

OHSUSA:767351172.2

2. **Liquidation.**

(a) **Preference.** In the event of any Liquidation Transaction, the holders of Series Seed-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to the original purchase price per share of the initial sale of Series Seed-1 Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like) (the "Series Seed-1 Preferred Stock Original Price") for each outstanding share of Series Seed-1 Preferred Stock, then held by them, plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series Seed-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series Seed-1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

(b) **Remaining Assets.** Upon the completion of the distribution required by Article IV(B)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) **Deemed Conversion.** Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) **Certain Acquisitions.**

(i) **Deemed Liquidation.** For purposes of this Article IV(B)2, a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or (III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by

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law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article IV(B)2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of at least a majority of the Corporation's outstanding Preferred Stock, voting together as a single class on an as-converted basis.

(ii) **Valuation of Consideration.** In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the stockholders under the Delaware General Corporation Law of the definitive agreements governing such Liquidation Transaction and Article IV(B)6 below, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

3. **Redemption.** The Preferred Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Series Seed-1 Preferred Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert.** Subject to Article IV(B)4(c) below, each share of Series Seed-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing Series Seed-1 Preferred Stock Original Price, in the case of the Series Seed-1 Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial "Conversion Price" per share shall be the original Series Seed-1 Preferred Stock Price in the case of the Series Seed-1 Preferred Stock. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(B)4(d) below.

(b) **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-1 Preferred Stock Original Price per share (as

-3-

adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $3,000,000, net of underwriting discounts and commissions or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

(c) **Mechanics of Conversion.** Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates or, upon request in the case of uncertificated securities, a notice of issuance, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations.** The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Issuance of Additional Stock Below Purchase Price.** If the Corporation should issue, at any time after the date upon which any shares of Series Seed-1 Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Series Seed-1 Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article IV(B)4(d)(i), unless otherwise provided in this Article IV(B)4(d)(i).

(A) **Adjustment Formula.** Whenever the Conversion Price is adjusted pursuant to this Article IV(B)4(d)(i), the new Conversion Price for such series shall be determined by multiplying the Conversion Price for such series then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of

-4-

Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article IV(B)4(d)(i)(E) below.

(B) **Definition of "Additional Stock".** For purposes of this Article IV(B)4(d)(i), "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Article IV(B)4(d)(i)(E) below) by the Corporation after the Purchase Date, other than:

(1) securities issued pursuant to stock splits, stock dividends or similar transactions, as described in Article IV(B)4(d)(ii) below;

(2) securities issuable upon conversion, exchange or exercise of convertible, exchangeable or exercisable securities outstanding as of the Purchase Date including, without limitation, warrants, notes or options;

(3) Common Stock (or options therefor) issued or issuable to employees, consultants, officers, directors of the Corporation or other persons performing services for the Corporation pursuant to stock option plans or restricted stock plans or agreements approved by the Board of Directors;

(4) Common Stock issued or issuable in a public offering in connection with which all outstanding shares of Preferred Stock are converted to Common Stock;

(5) securities issued or issuable in connection with the acquisition by the Corporation of another company or business;

(6) securities issued or issuable to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions;

(7) securities issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (a) joint venture, technology licensing or development activities, (b) distribution, supply or manufacture of the Corporation's products or services or (c) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the Board of Directors;

(8) Common Stock issued or issuable upon conversion of the Preferred Stock; and

(9) securities issued or issuable in any other transaction for which exemption from these price-based antidilution provisions is approved

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before or after issuance of the securities by the affirmative vote of at least a majority of the then-outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

(C) **No Fractional Adjustments.** No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one cent per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D) **Determination of Consideration.** In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) **Deemed Issuances of Common Stock.** In the case of the issuance of securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (the "Common Stock Equivalents"), the following provisions shall apply for all purposes of this Article IV(B)4(d)(i):

(1) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments and without double counting for cancellation of indebtedness) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Article IV(B)4(d)(i)(D) above).

(2) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents,

-6-

shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(3)   Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(4)   The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Article IV(B)4(d)(i)(D) above shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Article IV(B)4(d)(i)(E)(2) above or Article IV(B)4(d)(i)(E)(3) above.

(F)   **No Increased Conversion Price.** Notwithstanding any other provisions of this Article IV(B)4(d)(i), except to the limited extent provided for in Article IV(B)4(d)(i)(E)(2) above and Article IV(B)4(d)(i)(E)(3) above, no adjustment of the Conversion Price pursuant to this Article IV(B)4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(ii)   **Stock Splits and Combinations.** In the event the Corporation should at any time after the filing date of this Certificate fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the number of shares of Common Stock outstanding at any time after the filing date of this Certificate is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price for each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionally increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.

(iii)   **Dividends.** In the event the Corporation should at any time after the filing date of this Certificate fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or Common Stock Equivalents (such Common Stock Equivalents, if any, "Additional Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Additional Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution if no record date is fixed),

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the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionally decreased by multiplying the Conversion Price then in effect by a fraction:

(A)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution and those issuable with respect to such Additional Common Stock Equivalents.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of a series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock or Common Stock Equivalents in a number equal to the number of shares of Common Stock or Common Stock Equivalents as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

(e)   **Other Distributions.** In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Article IV(B)4(d)(i) above or in Article IV(B)4(d)(ii) above, then, in each such case for the purpose of this Article IV(B)4(e), the holders of each series of Preferred Stock that is convertible into Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution (or the date of such distribution if no record date is fixed).

(f)   **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Article IV(B)2 above or this Article IV(B)4) provision shall be made so that the holders of each series of Preferred Stock that is convertible into Common Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article IV(B)4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this

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Article IV(B)4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) **No Fractional Shares and Notices as to Adjustments.**

(i) No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock, and the number of shares of Common Stock to be issued to a particular stockholder shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, upon demand by the stockholder otherwise entitled to such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Article IV(B)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(h) **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of each series of Preferred Stock that is convertible into Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the

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opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

(j) **Notices.** Any notice required by the provisions of this Article IV(B)4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation or delivered by electronic transmission to the holder of Preferred Stock using the contact information previously provided by such holder to the Corporation.

5. **Voting Rights and Powers.** Except as expressly provided by this Certificate or as provided by law, the holders of Series Seed-1 Preferred Stock shall be entitled to the same voting rights as the holders of the Common Stock and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Series Seed-1 Preferred Stock shall vote together as a single class on all matters. Each holder of Series Seed-1 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number.

6. **Protective Provisions.** So long as any shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Preferred Stock are outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise) do any of the following without first obtaining the approval (by vote or written consent, as provided by law, and either prospectively or retrospectively) of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis:

(a) alter or change the powers, rights, preferences, privileges or restrictions of the Series Seed-1 Preferred Stock so as to adversely affect the shares of such series unless the amendment affects all shares of capital stock in the same manner. For purpose of clarity, the authorization and issuance of a new series of Preferred Stock which is senior or pari passu with the rights of the Series Seed-1 Preferred Stock shall not be deemed to adversely affect the shares of the Series Seed-1 Preferred Stock.

7. **Status of Converted Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Article IV(B)4 above hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Corporation shall take all such actions as are necessary to cause this Certificate to be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Preferred Stock.

8. **Waiver of Rights.** Except as otherwise set forth in this Certificate, any of the rights, powers, preferences and other terms of a particular series of Preferred Stock set forth

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herein may be waived (either prospectively or retrospectively) on behalf of all holders of such series of Preferred Stock and with respect to all shares of such series of Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

(C) **Common Stock.**

1.   **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2.   **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3.   **Redemption.** The Common Stock is not mandatorily redeemable.

4.   **Voting Rights and Powers.** Each holder of Common Stock shall be entitled to the right to one vote per share of Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

ARTICLE V

Except as otherwise set forth herein, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

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ARTICLE VIII

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (A) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (B) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE X

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE XI

The name and mailing address of the incorporator are as follows:

Jason A. Nahm
405 Howard Street, 10th Floor
San Francisco, California 94105

Executed on September 15, 2017.

/s/ Jason A. Nahm
Jason A. Nahm, Incorporator

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internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE XI

The name and mailing address of the incorporator are as follows:

Jason A. Nahm
405 Howard Street, 10th Floor
San Francisco, California 94105

Executed on September 14, 2017.

Jason Nahm

/s/ Jason A. Nahm
Jason A. Nahm, Incorporator

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